                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ___________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)*

                     AMERICAN MOBILE SATELLITE CORPORATION
                                (Name of Issuer)

                          COMMON STOCK $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  02755 R-10-3
                                 (CUSIP Number)

                             Noah Samara as trustee
                        of XM Ventures, a Maryland trust
                           c/o WorldSpace Corporation
                              2400 N Street, N.W.
                             Washington, D.C. 20037
                            Attn:  Donald J. Frickel
                                  202-969-6160
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 3, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.    [ ]

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 02755 R-10-3                SCHEDULE 13D
-----------------------

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         1           NAMES OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Noah A. Samara as trustee
                     of XM Ventures, a Maryland trust (EIN:  52 - 6999134)
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         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [ ]
                                                                        (b)  [ ]
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         3           SEC USE ONLY
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         4           SOURCE OF FUNDS

                     00
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         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

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         6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     MARYLAND
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 NUMBER OF SHARES           7  SOLE VOTING POWER
 BENEFICIALLY                                           6,779,244
 OWNED BY EACH       -----------------------------------------------------------
 REPORTING PERSON           8  SHARED VOTING POWER
 WITH                                                     0
                     -----------------------------------------------------------
                            9  SOLE DISPOSITIVE POWER
                                                          6,779,244
                     -----------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                                          0
                     -----------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     6,779,244
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        12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                         [ ]
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        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.98%
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        14           TYPE OF REPORTING PERSON*

                     00
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     This Amendment No. 2 to the Schedule 13D dated July 19, 1999 (hereinafter referred to as the "Schedule 13D"), relating to the common stock of American Mobile Satellite Corporation, amends and supplements the Schedule 13D. Capitalized terms used herein have the meanings set forth in the Schedule 13D.

Item 5  Interest in Securities of the Issuer
------  ------------------------------------
     Item 5 of the Schedule 13D is hereby amended and supplemented with the following information:

     On November 18, 1999, the Trust sold 15,000 shares of common stock of the Issuer in a market transaction at a price of $20.0000 per share (inclusive of commissions). On November 19, 1999, the Trust sold 50,000 shares of common stock of the Issuer in a market transaction at a price of $20.0625 per share (inclusive of commissions). On November 22, 1999, the Trust sold 30,000 shares of common stock of the Issuer in a market transaction at a price of $19.1250 per share (inclusive of commissions). On December 9, 1999, the Trust sold 55,000 shares of common stock of the Issuer in a market transaction at a price of $17.5000 per share (inclusive of commissions). On December 10, 1999 the Trust sold 70,000 shares of common stock of the Issuer in a market transaction at a price of $18.3393 per share (inclusive of commissions). On December 13, 1999, the Trust sold 100,000 shares of common stock of the Issuer in a market transaction at a price of $17.7500 per share (inclusive of commissions). On December 27, 1999, the Trust sold 30,000 shares of common stock of the Issuer in a market transaction at a price of $17.7500 per share (inclusive of commissions). On December 30, 1999, the Trust sold 275,000 shares of common stock of the Issuer in a market transaction at a price of $18.8291 per share (inclusive of commissions). On December 31, 1999, the Trust sold 100,000 shares of common stock of the Issuer in a market transaction at a price of $20.5469 per share (inclusive of commissions). On January 3, 2000, the Trust sold 10,000 shares of common stock of the Issuer in a market transaction at a price of $20.5000 per share (inclusive of commissions).

     The purpose of the above transactions was to provide liquidity for the Trust.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2000

                                    XM VENTURES, a Maryland trust


                                    By:  /s/ Noah A. Samara
                                         -------------------------
                                         Noah A. Samara as trustee